Exhibit 99.1

INDIVIOR PLC (THE 'COMPANY')

Completion of Share Repurchase Program

February 4, 2025

Indivior PLC announces that the share repurchase program announced on July 25, 2024 to repurchase its ordinary shares of $0.50 each (the "Shares") for cancellation has now completed.

In aggregate, Morgan Stanley & Co. International Plc, who undertook the program on the Company's behalf, purchased 9,415,726 Shares for a total consideration of $99,996,905.29 at an average price of £8.2486 per Share.

Contact:
Jason Thompson
Vice President, Investor Relations
1-804-402-7123

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.